Mail Stop 4561

December 10, 2008

Michael S. Hahn
President & Chief Executive Officer
Pacific Coast National Bancorp
905 Calle Amanecer, Suite 100
San Clemente, California 92673

RE: Pacific Coast National Bancorp
   Pre 14A
   Filed on November 7, 2008
   File Number 0-51960

Dear Mr. Hahn:

        We have completed our review of your Preliminary Proxy Statement on Schedule
14A and have no further comments at this time.

                                        Sincerely,

                                        David S. Lyon
                                        Senior Financial Analyst